Filed pursuant to Rule 424(b)(3)

File No. 333-181360

SHEPHERD’S FINANCE, LLC

SUPPLEMENT NO. 1 DATED APRIL 8, 2014

TO THE PROSPECTUS DATED MARCH 28, 2014

This document supplements, and should be read in conjunction with, the prospectus of Shepherd’s Finance, LLC dated March 28, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update regarding the status of our offering; and
•	an update regarding our loan portfolio.

Status of Our Offering

We commenced the public offering of Fixed Rate Subordinated Notes (“Notes”) on October 4, 2012. Through April 8, 2014 we have received aggregate gross offering proceeds of approximately $2,660,000 from the sale of Notes in our offering. As of April 8, 2014, approximately $697,340,000 in Notes remained available for sale to the public under our Notes offering. The Notes offering will not last beyond October 4, 2014, which is two years after the effective date of this offering, unless extended by our board of managers for an additional year as permitted under applicable law. We also reserve the right to terminate the Notes offering at any time.

Our Loan Portfolio

The second paragraph in the “Business - Our Loan Portfolio Secured by Real Estate - Pennsylvania Loans” section of our prospectus is removed and replaced with the following:

In April, July, September, and December 2013 and March 2014, we entered into amendments to the Credit Agreement. As a result of these amendments, BMH was allowed to borrow for the construction of homes on lots 204, 205, and 206 of the Hamlets subdivision and lots 2 and 5 of the Tuscany subdivision, both located in a suburb of Pittsburgh, Pennsylvania, and to borrow for the purchase of lot 5 of the Hamlets subdivision. The construction loan for lot 5 of the Tuscany subdivision is for an amount up to $747,500, and the construction loan for lot 2 of the Tuscany subdivision is for an amount up to the lesser of 60% of the appraised value of the home to be built on such lot or $750,000. Each of the construction loans are evidenced by promissory notes and are secured by first mortgages on the homes financed under such loans. Each of the construction loans is subject to a loan fee of 5% of the full amount of the loan (which fee is reduced by $5,000 for the lot 2 construction loan), and bears interest at a rate of our cost of funds plus 2%. Unlike the development loans extended pursuant to the Credit Agreement, the release prices paid for each of the lots securing the construction loans will not be applied to fund the balance of the Interest Escrow established pursuant to the Credit Agreement, and interest on the construction loans will not be paid from the Interest Escrow. The outstanding balance of the construction loans for lots 2 and 5 of the Tuscany subdivision will not be included when calculating the amount outstanding pursuant to Section 2.05(f) of the Credit Agreement. Except as described in the amendments to the Credit Agreement, all other material terms of the construction loans are governed by the terms of the Credit Agreement.

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As a result of these amendments to the Credit Agreement, we also issued a letter of credit for $155,000 to a sewer authority relating to BMH Loan (the “Letter of Credit”), and we allowed a fully funded mortgage in the amount of $1,146,000 to be placed in superior position to our mortgage, with the $1,146,000 proceeds being used to reduce the balance of BMH’s outstanding loan with us. We chose to allow the $1,146,000 pay down of our loan with a superior mortgage because: (1) it should allow for the faster development of both the Hamlets and Tuscany subdivisions, decreasing the amount of risk time we will have; (2) it did not substantially alter the dollars we have at risk; and (3) it increased our return as a percentage of loan assets, as the Pennsylvania loans should be paid down quicker. The amount of the Letter of Credit is not included in our commitments to lend throughout the financial statements contained in this prospectus, as any amount drawn would be included in the credit limit of BMH, and, as of December 31, 2013, BMH is under the credit limit by more than the amount of the Letter of Credit. The terms and conditions of the Pennsylvania loans are set forth in further detail below.

In addition, the “Business - Our Loan Portfolio Secured by Real Estate - Construction Loan Portfolio Summary” section on page 40 of our prospectus is removed and replaced with the following:

The following is a summary of our loan portfolio to builders for home construction loans as of March 31, 2014 (in thousands):

Date Originated	Metropolitan Market City or Town Subdivision Name(1)	Value of Collateral(2)	Commitment Amount	Amount Outstanding	Loan to Value Ratio(3)	Builder Deposit	Source of Builder Deposit	Loan Fee	Interest Escrow
12/23/13	Pittsburgh, PA Venetia, PA Whispering Pines	$ 675	$ 473	$ 167	70%	$ 28	cash	5%	No
12/4/13	Pittsburgh, PA Peters Township, PA Tuscany	1,150	746	278	65%	—	waived	5%	No
3/27/14	Pittsburgh, PA Peters Township, PA Tuscany	1,167(4)	700(4)	280	60%	—	waived	5%(5)	No
8/29/13	Philadelphia, PA Glassboro, NJ Glassboro Estates	186	130	124	70%	—	released	5%	No
3/31/14	Philadelphia, PA Harrison Township, NJ Minor	345	242	54	70%	15	cash	5%	No
1/10/14	Denver, CO Brighton, CO Bartley	460	322	64	70%	19	loan proceeds	5%	Yes
1/10/14	Denver, CO Brighton, CO Bartley	525	350	73	67%	21	loan proceeds	5%	Yes
3/13/14	Charleston, SC Mt. Pleasant, SC Darrell Creek	660	350	167	53%	21	cash	5%	No
Total		$ 5,168	$ 3,313	$ 1,207	64%(6)	$ 104		5%(7)

(1)	The first line represents the metropolitan market in which the property serving as collateral is located. The second line represents the specific city or town in which that property is located, which may be in a different state. The third line represents the subdivision name.
(2)	The value is determined by the appraised value.
(3)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value of the property serving as collateral for the loan.
(4)	Appraisal has not been received as of March 31, 2014. Amounts shown are estimates based on the anticipated results of the appraisal. Construction draws are contingent on results of the appraisal.
(5)	Loan fee was reduced by $5.
(6)	Represents the average loan to value ratio of the loans shown.
(7)	Represents the average loan fee of the loans shown.

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